FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐             No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 17, 2010	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/S/ PING WEI
Name:	Ping Wei
Title:	Chief Financial Officer

Date: May 20, 2010

Exhibit 99.1

FOR IMMEDIATE RELEASE

CHINA DISTANCE EDUCATION HOLDINGS LIMITED REPORTS

SECOND QUARTER 2010 RESULTS

Revenue increased by 10.9% year-over-year

Gross profit increased by 15.3% year-over-year

BEIJING, China, May 17, 2010 – China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, reported today its unaudited financial results for the second quarter of fiscal year 2010 ended March 31, 2010.

Second Quarter Fiscal 2010 Business and Financial Highlights:

•	Total course enrollments were 204,400 a slight increase of 0.06% from the second quarter of fiscal 2009.

•	Net revenues increased 10.9% over the second quarter of fiscal 2009 to US$7.5 million.

•	Gross profit increased 15.3% from the second quarter of fiscal 2009 to US$3.8 million.

•

Gross profit margin was 50.8%, compared to 48.8% in the second quarter of fiscal 2009. Non-GAAP[1] gross margin excluding share-based compensation was 55.4%, compared to 57.4% in the same period of 2009.

•	Net income was US$0.2 million, compared to net income of US$0.3 million in the second quarter of fiscal 2009.

•	Non-GAAP[1] net income excluding share-based compensation was US$1.1 million, compared to non-GAAP[1] net income of US$1.4 million in the second quarter of fiscal 2009.

•

Basic and diluted net income per American Depositary Share (“ADS”) were US$0.006 compared to basic and diluted net income per ADS of US$0.008, for the second quarter of fiscal 2009. Each ADS represents four ordinary shares.

•

Basic and diluted non-GAAP[1] net income per ADS excluding share-based compensation charge were US$0.031, compared to basic and diluted non-GAAP[1] net income per ADS of US$0.038, for the second quarter of fiscal 2009.

•

Deferred revenue and refundable fees balance was US$12.4 million, a 4.2% increase from the balance of US$11.9 million for the first quarter of fiscal 2010 and 29.2% increase from the second quarter of fiscal 2009.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Recent Business Developments:

•

As announced on May 17, 2010, the Company further expanded the reach of its self-taught higher education study process monitoring program into Zhejiang and Hainan provinces. The rollout of the program to these provinces in Eastern and Southern China provides the Company with access to an additional 700,000 self-taught higher education examination takers who seek to obtain post-secondary education without having to pass the Uniform Entrance Exams (“Gaokao”) or attend a traditional college or university. To date, the Company has expanded the program reach to a total market size of close to 3 million self-taught higher education examination takers.

Commenting on the results, Mr. Zhengdong Zhu, CDEL Chairman and Chief Executive Officer said, “Our results for the quarter were impacted by a delay in the signing of a courseware production contract and the delayed cash collection for some of our book sales which are recorded on a cash collection basis. However, I am happy to report that we expect this delay to be temporary and such revenues will most likely be recorded in this fiscal year.

“Despite these timing issues, our core businesses remain strong. While overall enrollment growth was dampened by the later timing of Chinese New Year and the continued impact of the 2008-2009 half-price promotion, we experienced solid demand across all our main verticals including accounting, healthcare and construction engineering, with increasing growth momentum since March. We also recorded average price increases for many of our courses, bolstering our cash revenue and demonstrating the strength of our brand name and the quality of our service offering. In addition, our Gaokao retake and high-school supplementary tutoring program, Xinlixiang, continued to progress while contributing to our top-and bottom-line.

“Our outlook for the year remains favorable, supported by accelerating enrollment growth and the easing of year-over-year comparisons starting in March 2010, in addition to the positive contributions from recent initiatives such as Xinlixiang. The progress we made in Zhejiang and Hainan Province on our self-taught higher education study process monitoring program demonstrates the growing acceptance of the program as a viable path for self-taught learners. We are confident that this segment will provide a meaningful contribution to our growth over the longer-term. Looking ahead, we will continue to leverage our competitive advantages, including a well-recognized brand name, diversified and high quality course offering, superior services and a strong technology platform, to deliver growth and increasing shareholder value.”

Ms. Ping Wei, Chief Financial Officer of CDEL, commented, “Our ability to improve gross margins despite more moderate revenue growth in the quarter demonstrates our continued focus on cost controls and increasing operational leverage. The accelerating enrollment growth beginning in March 2010 has led to higher cash revenue, positioning us well for our seasonally stronger second half. Against this background, we will continue to employ stringent cost controls in an effort to drive further margin expansion and profitable growth.”

Fiscal Second Quarter 2010 Unaudited Financial Results

Net Revenues. Total net revenues for the second quarter of fiscal 2010 were US$7.5 million, representing a year-over-year increase of 10.9% from US$6.8 million in the second quarter of fiscal 2009.

Online education services net revenues for the second quarter of fiscal 2010 were US$5.8 million, an increase of 7.0% from the second quarter of fiscal 2009. The increase was a result of increased enrollment in accounting continuous education, healthcare and construction engineering courses, as well as a higher average selling price during the quarter.

Revenue from books and reference materials decreased by 7.1% to US$0.5 million for the second quarter of fiscal 2010 due to the delayed cash payment from customers. Other revenues, primarily comprised of magazine content production services, in-person information technology training courses and related services, and revenue from Gaokao retake courses offered by the newly acquired Xinlixiang, increased 52.6% year-over-year to US$1.2 million for the fiscal second quarter of 2010 from US$0.8 million in the corresponding period of last year.

Cost of Sales. Cost of sales for the second quarter of fiscal 2010 was US$3.7 million, representing a 6.7% increase over the second quarter 2009. Excluding share-based compensation (non-GAAP1), cost of sales for the second quarter of fiscal 2010 was US$3.3 million, an increase of 16.0% over the same period last year. The increase in cost of sales as compared to the same quarter of fiscal year 2009 was primarily due to the increased rental and other costs for the new Gaokao retake courses offered by Xinlixiang.

Gross Profit and Gross Margin. Gross profit for the second quarter of fiscal 2010 was US$3.8 million, representing a 15.3% increase from US$3.3 million in the same period last year. Excluding share-based compensation, non-GAAP1 gross profit was US$4.2 million, an increase of 7.2% year-over-year. Gross margin for the second quarter of fiscal 2010 was 50.8%, compared to 48.8% in the second quarter of fiscal 2009. Excluding share-based compensation, the non-GAAP1 gross margin for the second quarter of fiscal 2010 was 55.4%, compared to 57.4% in the same period of 2009. The decrease in non-GAAP1 gross margin was primarily a result of costs incurred by Yucai, and increased rental and facilities expenses as we expanded our rental space and facilities to accommodate the new Gaokao retake courses and information technology courses, and the decrease in share-based compensation in the second quarter of fiscal 2010 compared to the same period of last year.

Operating Expenses. Total operating expenses for the second quarter of fiscal 2010 were US$3.7 million, an increase of 12.5% year-over-year and a decrease of 10.1% over the first quarter of fiscal 2010. Excluding share-based compensation (non-GAAP1), operating expenses were US$3.2 million, representing a year-over-year increase of 14.7% and a sequential decrease of 7.5% over the first quarter of fiscal 2010.

Selling expenses amounted to US$1.7 million for the second quarter of fiscal 2010, representing a 5.7% increase year-over-year and a 16.2% decrease from the first quarter of fiscal 2010. Excluding share-based compensation (non-GAAP1), selling expenses were US$1.6 million, a 6.3% increase from the same period last year and a 16.1% decrease from the first quarter of fiscal 2010 as we continue to exercise stringent cost controls.

General and administrative expenses were US$2.0 million in the second quarter of fiscal 2010, representing a 19.0% year-over-year increase and a 4.2% sequential decrease over the first quarter of fiscal 2010. Excluding share-based compensation charge (non-GAAP1), general and administrative expenses were US$1.6 million, an increase of 24.3% year-over-year and an increase of 2.8% compared to the first quarter of fiscal 2010. The increase in general and administrative expenses was primarily due to higher office expenses and professional fees.

Income Tax Expense. Income tax expense for the second quarter of fiscal 2010 was US$0.08 million, compared with income tax expense of US$0.23 million in the same period last year.

Net Income. Net income was US$0.2 million for the second quarter of fiscal 2010, compared to net income of US$0.3 million in the same period of 2009. Excluding share-based compensation, non-GAAP1 net income for the second quarter of fiscal 2010 was US$1.1 million, compared to net income of US$1.4 million in the corresponding quarter in 2009.

Operating Cash Flow. Net operating cash outflow for the second quarter of fiscal 2010 was US$2.6 million, compared to a net operating cash inflow of US$1.0 million in the same period last year, primarily due to the placement of $2.8 million of restricted cash into a court-appointed restricted bank account relating to the Yucai legal arbitration and the increase in prepayment of book printing and other deferred costs .

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of March 31, 2010 slightly decreased to US$57.0 million from US$57.3 million as of December 31, 2009 as we continued to buy back shares as part of our share buy-back program.

Third Quarter Fiscal 2010 Guidance — Due to the seasonality of our business, we typically experience fluctuations in our results. In addition, as CDEL’s businesses become more diversified, the timing of contracts, as well as cash collections from our book sales, affects the timing of recognition of revenue and our results. As such, CDEL expects to generate total net revenues for the third quarter of fiscal 2010 in the range of US$10.3 million to US$11.3 million, as compared to net revenues of US$8.3 million in the third quarter of fiscal 2009. This represents our current and preliminary view, which is subject to change.

Conference Call

China Distance Education Holdings Limited senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing) on May 17, 2010 to discuss its fiscal second quarter 2010 financial results and recent business activity. The conference call may be accessed by calling +1 718 354 1231 (US), 800 930 346 (Hong Kong), 800 819 0121 (China Land-line), 400 620 8038 (China Mobile), or 0 808 234 6646 (UK), pass code CDEL.

A telephone replay will be available shortly after the call until May 24, 2010 at +1 866 214 5335 (US), 800 901 596 (Hong Kong), 10 800 714 0386 (China North), 10 800 140 0386 (China South), or 0 800 731 7846 (UK). Pass code 71709747.

A live webcast of the conference call and replay will be available on the investor relations page of China Distance Education Holdings Limited’s website at:

http://ir.cdeledu.com/versions/Financials_en/EarningsAnnouncements_en.html

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, information technology and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses, offline GaoKao retake courses and offline business start-up training courses.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the third quarter of the fiscal year 2010 and quotations from management in this announcement, as well as the Company’s strategic and operational plans, and the new investment, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission, or SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, gross profit excluding share-based compensation expenses, cost of sales excluding share-based compensation expenses, selling expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, net income margin excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, gross profit margin excluding share-based compensation expenses and basic and diluted earnings per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that share-based compensation charges will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: cdel@taylor-rafferty.com

Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty Tel: +1 (212)889-4350 Email: cdel@taylor-rafferty.com

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2009	March 31, 2010
	(Derived from audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	21,437	13,110
Term deposits	27,750	32,758
Restricted cash	8,250	11,098
Accounts receivable	7,004	7,772
Inventories	297	451
Prepayment and other current assets	1,579	3,075
Deferred tax assets, current portion	976	1,072
Deferred cost	1,289	2,489

Total current assets	68,582	71,825

Non-current assets:
Property, plant and equipment, net	7,899	8,765
Goodwill	9,030	9,030
Other intangible assets, net	3,966	3,603
Purchased call option	1,892	1,892
Deposit for purchase of non-current assets	356	—
Deferred tax assets, non-current portion	—	303
Other non-current assets	808	988

Total non-current assets	23,951	24,581

Total assets	92,533	96,406

Liabilities:
Current liabilities:
Accrued expenses and other liabilities	4,618	5,678
Income tax payable	982	260
Deferred revenue, current portion	7,643	11,132
Refundable fees	1,781	1,270

Total current liabilities	15,024	18,340

Non-current liabilities:
Deferred tax liabilities, non-current portion	637	916

Total non-current liabilities	637	916

Total liabilities	15,661	19,256

Commitments and contingencies	—	—

Equity:
China Distance Education Holdings Limited shareholders’ equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2009 and March 31, 2010; Authorized – 480,000,000 shares at September 30, 2009 and March 31, 2010; Issued and outstanding –138,765,685 shares and 138,504,673 at September 30, 2009 and March 31, 2010, respectively)	14	14
Additional paid-in capital	76,797	78,400
Accumulated other comprehensive income	1,702	1,703
Cumulative deficits	(4,604)	(5,728)

Total China Distance Education Holdings Limited shareholders’ equity	73,909	74,389

Noncontrolling interest	2,963	2,761

Total equity	76,872	77,150

Total liabilities and equity	92,533	96,406

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Income

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2009	2010
Sales, net of business tax, value-added tax and related surcharges:
Online education services	5,434	5,815
Books and reference materials	561	521
Others	757	1,155

Total net revenues	6,752	7,491

Cost of sales
Cost of services	(3,166)	(3,389)
Cost of tangible goods sold	(288)	(298)

Total cost of sales	(3,454)	(3,687)

Gross profit	3,298	3,804

Operating expenses
Selling expenses	(1,608)	(1,699)
General and administrative expenses	(1,707)	(2,032)

Total operating expenses	(3,315)	(3,731)
Non operating income	292	73

Operating Income	275	146

Interest income	177	83
Exchange loss	(4)	(3)

Income before provisions for income taxes	448	226
Provisions for income taxes	(227)	(77)

Net income	221	149
Less: Net loss attributable to noncontrolling interest	43	54

Net income attributable to China Distance Education Holdings Limited	264	203

Net income per share attributable to China Distance Education Holdings Limited
Basic	0.002	0.002
Diluted	0.002	0.001

Net income per ADS attributable to China Distance Education Holdings Limited
Basic	0.008	0.006
Diluted	0.008	0.006

Weighted average shares used in calculating net income per share:
Basic shares	140,846,061	138,704,754
Diluted shares	140,846,061	138,855,297

China Distance Education Holdings Limited

Reconciliation of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2009	2010
	(Unaudited)	(Unaudited)
Cost of sales	3,454	3,687
Share-based compensation expense in cost of sales	575	348
Non-GAAP cost of sales	2,879	3,339

Selling expenses	1,608	1,699
Share-based compensation expense in selling expenses	111	107
Non-GAAP selling expenses	1,497	1,592

General and administrative expenses	1,707	2,032
Share-based compensation expense in general and administrative expenses	400	408
Non-GAAP general and administrative expenses	1,307	1,624

Gross profit	3,298	3,804
Share-based compensation expenses	575	348
Non-GAAP gross profit	3,873	4,152

Gross profit margin	48.8%	50.8%
Non-GAAP gross profit margin	57.4%	55.4%

Operating income	275	146
Share-based compensation expenses	1,086	863
Non-GAAP operating income	1,361	1,009

Operating margin	4.1%	1.9%
Non-GAAP operating margin	20.2%	13.5%

Net income	264	203
Share-based compensation expenses	1,086	863
Non-GAAP net income	1,350	1,066

Net income margin	3.9%	2.7%
Non-GAAP net income margin	20.0%	14.2%

Net income per share—basic	0.002	0.002
Net income per share—diluted	0.002	0.001
Non-GAAP net income per share—basic	0.010	0.008
Non-GAAP net income per share—diluted	0.010	0.008

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.008	0.006
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.008	0.006
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.038	0.031
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.038	0.031

Weighted average shares used in calculating basic net income per share	140,846,061	138,704,754
Weighted average shares used in calculating diluted net income per share	140,846,061	138,855,297
Weighted average shares used in calculating basic non-GAAP net income per share	140,846,061	138,704,754
Weighted average shares used in calculating diluted non-GAAP net income per share	140,846,061	138,855,297

Note 1: Each ADS represents four ordinary shares